Exhibit 99.1

News Release
For Release July 19, 2017
9:00 A.M.

Contact: (803) 951- 2265
Joseph G. Sawyer, EVP & Chief Financial Officer or
Robin D. Brown, EVP & Chief Marketing Officer

First Community Corporation Announces Second Quarter Results and Cash Dividend

Highlights for Second Quarter of 2017

•	Earnings of $1.664 million.
•	Diluted EPS of $0.24 per common share.
•	Conversion and merger expenses of $399 thousand or $0.04 per common share.
•	Total revenue of $9.7 million, an increase of 7.2% on a linked quarter basis.
•	Strong financial performance in mortgage and financial planning lines of business. Revenues from mortgage unit increased by 88.2% on a linked quarter basis and 38.1% year-over-year. Revenues from financial planning unit increased by 21.7% on a linked quarter basis and 5.7% year-over-year.
•	Stellar credit quality with non-performing assets (NPAs) of 0.42%, past dues of 0.30% and a year-to-date net recovery of $110 thousand.
•	Completion of conversion to new operating system; a significant and long term investment in infrastructure.
•	Cash dividend of $0.09 per common share, which is the 62nd consecutive quarter of cash dividends paid to common shareholders.

Lexington, SC – July 19, 2017 Today, First Community Corporation (Nasdaq: FCCO), the holding company for First Community Bank, reported net income for the second quarter of 2017. Net income for the second quarter of 2017 was $1.664 million as compared to $1.745 million in the second quarter of 2016. Diluted earnings per common share were $0.24 for the second quarter of 2017 as compared to $0.26 for the second quarter of 2016. During the quarter the company recognized $301 thousand or approximately $0.03 per share in non-recurring expenses related to the conversion to the bank’s new operating system.

Year-to-date 2017 net income was $3.420 million compared to $3.213 million during the first six months of 2016, an increase of 6.44%. Diluted earnings per share for the first half of 2017 were $0.50, compared to $0.47 during the same time period in 2016. Mike Crapps, First Community President and CEO, commented, “We are pleased with our results in the second quarter, in particular the growth in revenue from our mortgage and financial planning lines of business. We continue to work diligently to take advantage of the momentum in these areas.” Crapps continued, “During the second quarter, the company completed the conversion to a new operating system. This is a significant and long term investment in our infrastructure that will position us to leverage technology and take advantage of efficiencies now and well into the future. We believe these long term benefits more than offset the short term financial impact we experienced during the second quarter. The vast majority of expenses relating to this conversion project have been recognized and we do not anticipate any future material impact on earnings.”

Cash Dividend and Capital

The Board of Directors approved a cash dividend for the second quarter of 2017. The company will pay a $0.09 per share dividend to holders of the company’s common stock. This dividend is payable August 14, 2017 to shareholders of record as of July 31, 2017. Mr. Crapps commented, “Our entire board is pleased that our performance enables the company to continue its cash dividend for the 62nd consecutive quarter.”

At June 30, 2017, the company’s regulatory capital ratios (Leverage, Tier I Risk Based and Total Risk Based) were 10.41%, 15.02%, and 15.89%, respectively. This compares to the same ratios as of June 30, 2016, of 10.24%, 15.30%, and 16.14%, respectively. Additionally, the regulatory capital ratios for the company’s wholly owned subsidiary, First Community Bank, were 9.94%, 14.35%, and 15.23% respectively as of June 30, 2017. The company’s ratio of tangible common equity to tangible assets was 8.69% as of June 30, 2017. Also, as of June 30, 2017, the Common Equity Tier One ratio for the company and the bank were 12.70% and 14.35%, respectively.

Asset Quality

Asset quality remained strong with already sound key credit quality metrics seeing additional improvement. The non-performing assets ratio declined to 0.42% of total assets, as compared to the prior quarter ratio of 0.52%. The nominal level of non-performing assets decreased 18.2% during the quarter to $3.868 million. Past dues were 0.30%, down from 0.41% at March 31, 2017. Again this quarter, there was a net loan recovery. The recovery for the quarter was $55,100 and the year-to-date net recovery is $109,999. The ratio of classified loans plus OREO now stands at 7.81% of total bank regulatory risk-based capital as of June 30, 2017.

Balance Sheet

(Numbers in millions)

	As of	As of	As of
	6/30/17	3/31/17	12/31/16	$ Variance	% Variance
Assets
Investments	$259.1	$262.5	$272.4	$(3.4)	(1.30%)
Loans	553.4	555.3	546.7	(1.9)	(0.34%)

Liabilities
Total Pure Deposits	$630.3	$626.4	$611.9	$3.9	0.62%
Certificates of Deposit	142.8	149.2	154.7	(6.4)	(4.29%)
Total Deposits	$773.1	$775.6	$766.6	$(2.5)	(0.32%)

Customer Cash Management	17.3	19.4	19.5	(2.1)	(10.8%)
FHLB Advances	18.0	15.5	24.0	2.5	16.1%

Total Funding	$808.4	$810.5	$810.1	$(2.1)	(0.26%)
Cost of Funds*	0.33%	0.35%	0.35%		(2 bps )
(*including demand deposits)
Cost of Deposits	0.23%	0.24%	0.24%		(1 bps )

Mr. Crapps commented, “Commercial loan production remained strong at $34.7 million, but payoffs offset much of this. During the second quarter, the bank experienced approximately $10.0 million more in payoffs than it has in recent quarters. Even with strong production, this higher than usual payoff activity resulted in a decline in loans of $1.9 million on a linked quarter basis; however, year-to-date loan growth is $6.7 million, a 2.5 % annualized growth rate. Pure deposits, including customer cash management accounts, grew by $1.8 million during the quarter, and year-to-date by $16.2 million, a 5.1% annualized growth rate.”

Revenue

Net Interest Income/Net Interest Margin

Net interest income was $7.0 million for the second quarter of 2017 compared to first quarter net interest income of $7.1 million. Second quarter net interest margin, on a tax equivalent basis, was 3.49% compared to net interest margin of 3.52% in the first quarter. During the first quarter of 2017, net interest margin was positively impacted by approximately 9 basis points as a result of the collection of interest on several non-accrual loans which were paid off during the quarter. Net interest income in the second quarter of 2016 was $6.7 million and net interest margin on a tax equivalent basis was 3.43%.

Non-Interest Income

Non-interest income, adjusted for securities gains and losses and excluding any loss on the early extinguishment of debt, increased 36.4% on a linked quarter basis to $2.70 million in the second quarter of 2017, up from $1.98 million in the first quarter of this year. Revenues in the mortgage line of business increased 88% on a linked quarter basis to $1.26 million in the second quarter of 2017, up from $670 thousand in the first quarter of 2017. As expected due to seasonal impact, production increased during the second quarter to $34.4 million with yields slightly higher than expected due to a higher concentration of purchase money mortgages. Revenue in the investment advisory line of business increased on a linked quarter basis to $314 thousand in the second quarter of 2017 up from $258 thousand in the first quarter, an increase of 21.7%. Mr. Crapps commented, “Our strategy of multiple revenue streams continues to serve us well as we focus our efforts to accelerate growth in these lines of business. The recent addition of a Director of Mortgage Sales to our mortgage unit will focus on production growth through the addition of mortgage loan officers to the lending team and assisting current lenders with their sales and marketing efforts. This will allow us to more fully leverage the mortgage operations infrastructure that is in place. The financial planning and investment advisory unit has seen a significant increase in Assets Under Management which will provide a strong revenue stream going forward. We are pleased with the activity and momentum in each of these business units.”

Non-Interest Expense

Expenses related to the proposed acquisition of Cornerstone National Bank ($98 thousand) and non-recurring expenses related to the conversion of the bank’s operating system ($301 thousand) increased the level of non-interest expense during the quarter. The remaining increase in non-interest expense on a linked quarter basis is primarily attributed to the mortgage line of business which had significantly higher production during the quarter. Non-interest expense was $7.37 million in the second quarter of 2017, compared to $6.72 million in the first quarter of 2017.

***

First Community Corporation stock trades on the NASDAQ Capital Market under the symbol “FCCO” and is the holding company for First Community Bank, a local community bank based in the Midlands of South Carolina. First Community Bank is a full service commercial bank offering deposit and loan products and series, residential mortgage lending and financial planning/investment advisory services for businesses and consumers. First Community serves customers in the Midlands, Aiken, and Greenville, South Carolina markets as well as Augusta, Georgia. For more information, visit www.firstcommunitysc.com.

FORWARD-LOOKING STATEMENTS

This communication includes statements made in respect of the proposed merger involving First Community Corporation (the “Company”) and Cornerstone Bank (“Cornerstone”). Certain statements in this news release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future plans, goals, projections and expectations, and are thus prospective. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors, include, among others, the following: (1) the businesses of First Community and Cornerstone may not be integrated successfully or such integration may take longer to accomplish than expected; (2) the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes or at all; (3) disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; (4) the required governmental approvals of the merger may not be obtained on the anticipated proposed terms and schedule or at all; (5) Cornerstone shareholders may not approve the merger; (6) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (7) the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a deterioration in the credit quality or a reduced demand for credit, including the resultant effect on the company’s loan portfolio and allowance for loan losses; (8) the rate of delinquencies and amounts of charge-offs, the level of allowance for loan loss, the rates of loan growth, or adverse changes in asset quality in our loan portfolio, which may result in increased credit risk-related losses and expenses; (9) changes in the U.S. legal and regulatory framework; (10) adverse conditions in the stock market, the public debt markets and other capital markets (including changes in interest rate conditions) could have a negative impact on the company; (11) technology and cybersercurity risks, including potential business disruptions, reputational risks, and financial losses, associated with potential attacks on or failures by our computer systems and computer systems of our vendors and other third parties; and (12) risks, uncertainties and other factors disclosed in our most recent Annual Report on Form 10-K filed with the SEC, or in any of our Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed with the SEC since the end of the fiscal year covered by our most recently filed Annual Report on Form 10-K, which are available at the SEC’s Internet site (http://www.sec.gov).

Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. We can give no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by our company or any person that the future events, plans, or expectations contemplated by our company will be achieved. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This material is not a solicitation of any vote or approval of Cornerstone’s shareholders and is not a substitute for the proxy statement/prospectus or any other documents which the Company and Cornerstone may send to their respective shareholders in connection with the proposed merger. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of any such jurisdiction.

In connection with the proposed merger with Cornerstone, the Company filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement/prospectus for the shareholders of Cornerstone. The Company also plans to file other documents with the SEC regarding the merger with Cornerstone. Cornerstone will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, CORNERSTONE INVESTORS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about the Company, are or will be available, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/ prospectus can also be obtained, without charge, by directing a request to First Community Corporation, 5455 Sunset Blvd., Lexington, SC 29072, Attention: Michael Crapps.

###

FIRST COMMUNITY CORPORATION

INCOME STATEMENT DATA

(Dollars in thousands, except per share data)

	Three months ended		Three months ended		Six months ended
	June 30,		March 31,		June 30,
	2017	2016	2017	2016	2017	2016

Interest Income	$7,722	$7,459	$7,773	$7,137	$15,495	$14,596
Interest Expense	674	782	712	800	1,386	1,582
Net Interest Income	7,048	6,677	7,061	6,337	14,109	13,014
Provision for Loan Losses	78	217	116	140	194	357
Net Interest Income After Provision	6,970	6,460	6,945	6,197	13,915	12,657
Non-interest Income:
Deposit service charges	348	340	320	347	668	687
Mortgage banking income	1,261	913	670	665	1,931	1,578
Investment advisory fees and non-deposit commissions	314	297	258	291	572	588
Gain on sale of securities	172	64	54	59	226	123
Gain (loss) on sale of other assets	68	(84)	20	3	88	(81)
Loss on early extinquishment of debt	(223)	—	(58)	—	(281)	—
Other	705	734	714	724	1,419	1,458
Total non-interest income	2,645	2,264	1,978	2,089	4,623	4,353
Non-interest Expense:
Salaries and employee benefits	4,313	3,833	4,086	3,751	8,399	7,584
Occupancy	539	511	527	559	1,066	1,070
Equipment	506	437	446	429	952	866
Marketing and public relations	298	195	221	94	519	289
FDIC assessment	78	138	78	138	156	276
Other real estate expenses	29	21	27	51	56	72
Amortization of intangibles	74	80	75	83	149	163
Merger expenses	98	—	—	—	98	—
Other	1,435	1,118	1,260	1,237	2,695	2,355
Total non-interest expense	7,370	6,333	6,720	6,342	14,090	12,675
Income before taxes	2,245	2,391	2,203	1,944	4,448	4,335
Income tax expense	581	646	447	476	1,028	1,122
Net Income	$1,664	$1,745	$1,756	$1,468	$3,420	$3,213

Per share data:
Net income, basic	$0.25	$0.27	$0.27	$0.22	$0.51	$0.49
Net income, diluted	$0.24	$0.26	$0.26	$0.22	$0.50	$0.47

Average number of shares outstanding - basic	6,634,462	6,553,752	6,687,942	6,572,969	6,641,405	6,583,687
Average number of shares outstanding - diluted	6,803,370	6,732,574	6,813,460	6,751,074	6,813,307	6,768,617
Shares outstanding period end	6,701,642	6,699,030	6,697,130	6,693,042	6,701,642	6,699,030

Return on average assets	0.73%	0.80%	0.78%	0.68%	0.76%	0.74%
Return on average common equity	7.87%	8.53%	8.63%	7.35%	8.27%	7.95%
Return on average common tangible equity	8.48%	9.25%	9.32%	7.99%	8.92%	8.63%
Net Interest Margin	3.39%	3.32%	3.42%	3.22%	3.40%	3.37%
Net Interest Margin (taxable equivalent)	3.49%	3.43%	3.52%	3.33%	3.51%	3.46%
Efficiency ratio	75.64%	71.34%	74.31%	73.86%	75.00%	73.50%

FIRST COMMUNITY CORPORATION
BALANCE SHEET DATA
(Dollars in thousands, except per share data)
	June 30,	December 31,	June 30
	2017	2016	2016
Total Assets	$915,462	$914,793	$888,837
Other short-term investments (1)	22,356	10,074	10,010
Investment Securities	259,117	272,396	286,766
Loans held for sale	6,590	5,707	7,707
Loans	553,420	546,709	511,303
Allowance for Loan Losses	5,490	5,214	4,877
Goodwill	5,078	5,078	5,078
Other Intangibles	953	1,102	1,257
Total Deposits	773,126	766,622	729,623
Securities Sold Under Agreements to Repurchase	17,319	19,527	21,112
Federal Home Loan Bank Advances	17,997	24,035	32,445
Junior Subordinated Debt	14,964	14,964	14,964
Shareholders’ equity	85,059	81,861	84,211

Book Value Per Common Share	$12.69	$12.20	$12.57
Tangible Book Value Per Common Share	$11.79	$11.28	$11.63
Equity to Assets	9.29%	8.95%	9.47%
Tangible common equity to tangible assets	8.69%	8.33%	8.82%
Loan to Deposit Ratio (excludes held for sale)	71.58%	71.31%	70.08%
Allowance for Loan Losses/Loans	0.99%	0.95%	0.95%

(1) Includes federal funds sold, securities sold under agreements to resell and interest-bearing deposits

Regulatory Ratios:	June 30,	December 31,	June 30,
	2017	2016	2016
Leverage Ratio	10.41%	10.23%	10.24%
Tier 1 Capital Ratio	15.02%	14.46%	15.30%
Total Capital Ratio	15.89%	15.28%	16.14%
Common Equity Tier 1 ratio	12.70%	12.18%	12.81%
Tier 1 Regulatory Capital	$93,973	$91,973	$89,155
Total Regulatory Capital	$99,463	$97,187	$94,032
Common Equity Capital	$79,473	$77,473	$74,655

Average Balances:	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Average Total Assets	$908,679	$880,382	$910,417	$872,935
Average Loans	558,429	509,489	557,971	500,854
Average Earning Assets	834,447	808,747	836,207	800,583
Average Deposits	771,636	728,403	764,540	722,523
Average Other Borrowings	45,732	63,434	55,640	62,690
Average Shareholders’ Equity	84,765	82,276	83,429	81,304

Asset Quality:	June 30,	March 31,	December 31,
	2017	2017	2016
Loan Risk Rating by Category (End of Period)
Special Mention	$6,592	$6,783	$6,799
Substandard	6,743	7,113	7,930
Doubtful	—	—	—
Pass	546,675	545,593	537,687
	$560,010	$559,489	$552,416

	June 30,	March 31,	December 31,
	2017	2017	2016
Nonperforming Assets:
Non-accrual loans	$3,030	$3,465	$4,049
Other real estate owned	838	1,156	1,146
Accruing loans past due 90 days or more	—	108	53
Total nonperforming assets	$3,868	$4,729	$5,248
Accruing trouble debt restructurings	$1,733	$1,762	$1,770

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Loans charged-off	$3	$24	$32	$71
Overdrafts charged-off	14	13	36	29
Loan recoveries	(57)	(6)	(142)	(20)
Overdraft recoveries	(4)	(4)	(8)	(28)
Net Charge-offs (recoveries)	$(44)	$27	$(82)	$52
Net charge-offs to average loans	N/A	0.00%	N/A	0.01%

FIRST COMMUNITY CORPORATION

Yields on Average Earning Assets and Rates on Average Interest-Bearing Liabilities

	Three months ended June 30, 2017			Three months ended June 30, 2016
	Average	Interest	Yield/	Average	Interest	Yield/
	Balance	Earned/Paid	Rate	Balance	Earned/Paid	Rate
Assets
Earning assets
Loans	$558,429	$6,239	4.48%	$509,489	$5,924	4.68%
Securities:	262,806	1,459	2.23%	282,453	1,509	2.15%
Federal funds sold and securities purchased	13,212	24	0.73%	16,805	26	0.62%
Total earning assets	834,447	7,722	3.71%	808,747	7,459	3.71%
Cash and due from banks	12,572			10,756
Premises and equipment	30,684			30,224
Other assets	36,399			35,423
Allowance for loan losses	(5,423)			(4,768)
Total assets	$908,679			$880,382

Liabilities
Interest-bearing liabilities
Interest-bearing transaction accounts	$161,110	$43	0.11%	$153,734	$43	0.11%
Money market accounts	168,050	106	0.25%	164,795	109	0.27%
Savings deposits	74,800	21	0.11%	63,742	18	0.11%
Time deposits	172,115	270	0.63%	176,871	275	0.63%
Other borrowings	45,732	234	2.05%	63,434	337	2.14%
Total interest-bearing liabilities	621,807	674	0.43%	622,576	782	0.51%
Demand deposits	195,561			169,261
Other liabilities	6,546			6,269
Shareholders’ equity	84,765			82,276
Total liabilities and shareholders’ equity	$908,679			$880,382

Cost of funds, including demand deposits			0.33%			0.40%
Net interest spread			3.28%			3.20%
Net interest income/margin		$7,048	3.39%		$6,677	3.32%
Net interest income/margin FTE basis		$7,264	3.49%		$6,889	3.43%

FIRST COMMUNITY CORPORATION

Yields on Average Earning Assets and Rates on Average Interest-Bearing Liabilities

	Six months ended June 30, 2017			Six months ended June 30, 2016
	Average	Interest	Yield/	Average	Interest	Yield/
	Balance	Earned/Paid	Rate	Balance	Earned/Paid	Rate
Assets
Earning assets
Loans	$557,971	$12,565	4.54%	$500,854	$11,605	4.66%
Securities:	265,448	2,877	2.19%	283,185	2,942	2.09%
Federal funds sold and securities purchased under agreements to resell	12,788	53	0.84%	16,544	49	0.60%
Total earning assets	836,207	15,495	3.74%	800,583	14,596	3.67%
Cash and due from banks	11,773			10,655
Premises and equipment	30,428			30,160
Other assets	37,356			36,245
Allowance for loan losses	(5,347)			(4,708)
Total assets	$910,417			$872,935
Liabilities
Interest-bearing liabilities
Interest-bearing transaction accounts	$158,651	85	0.11%	$152,096	89	0.12%
Money market accounts	168,037	211	0.25%	165,213	218	0.27%
Savings deposits	73,478	42	0.12%	63,039	36	0.11%
Time deposits	175,163	544	0.63%	177,806	550	0.62%
Other borrowings	55,640	504	1.83%	62,690	689	2.21%
Total interest-bearing liabilities	630,969	1,386	0.44%	620,844	1,582	0.51%
Demand deposits	1,889,211			164,369
Other liabilities	6,808			6,418
Shareholders’ equity	83,429			81,304
Total liabilities and shareholders’ equity	$910,417			$872,935

Cost of funds, including demand deposits			0.34%			0.41%
Net interest spread			3.30%			3.16%
Net interest income/margin		$14,109	3.40%		$13,014	3.27%
Net interest income/margin FTE basis		$14,551	3.51%		$13,446	3.38%

The tables below provide a reconciliation of non-GAAP measures to GAAP for the periods indicated:

	June 30,	December 31,	June 30,
Tangible book value per common share	2017	2016	2016
Tangible common equity per common share (non-GAAP)	$11.79	$11.28	$11.63
Effect to adjust for intangible assets	0.90	0.92	0.94
Book value per common share (GAAP)	$12.69	$12.20	$12.57
Tangible common shareholders’ equity to tangible assets
Tangible common equity to tangible assets (non-GAAP)	8.69%	8.33%	8.82%
Effect to adjust for intangible assets	0.60%	0.62%	0.65%
Common equity to assets (GAAP)	9.29%	8.95%	9.47%

Return on average tangible common equity	Three months ended June 30,		Three months ended March 31,		Six months ended June 30,
	2017	2016	2017	2016	2017	2016
Return on average common tangible equity (non-GAAP)	8.48%	9.25%	9.32%	7.99%	8.92%	8.63%
Effect to adjust for intangible assets	(0.61)%	(0.72)%	(0.69)%	(0.64)%	(0.65)%	(0.68)%
Return on average common equity (GAAP)	7.87%	8.53%	8.63%	7.35%	8.27%	7.95%

Certain financial information presented above is determined by methods other than in accordance with generally accepted accounting principles (“GAAP”). These non-GAAP financial measures include “tangible book value at period end,” “return on average tangible common equity” and “tangible common shareholders’ equity to tangible assets.” “Tangible book value at period end” is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. “Tangible common shareholders’ equity to tangible assets” is defined as total common equity reduced by recorded intangible assets divided by total assets reduced by recorded intangible assets. Our management believes that these non-GAAP measures are useful because they enhance the ability of investors and management to evaluate and compare our operating results from period-to-period in a meaningful manner. Non-GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the Company’s results as reported under GAAP.